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Exhibit 21. List of Significant Subsidiaries

     The following subsidiaries were 100 percent owned, either directly or indirectly, and were consolidated by the Corporation at December 31, 2001:

                                                        State of jurisdiction
     Name of Subsidiary                                 in which incorporated

U. S. Steel Kosice, s.r.o.                                  Slovak Republic

U. S. Steel Mining Company, LLC                             Delaware